FRANK J. HARITON * ATTORNEY - AT - LAW
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1065 Dobbs Ferry Road * White Plains * New York 10607 * (Tel) (914) 674-4373
* (Fax) (914) 693-2963 * (e-mail) hariton@sprynet.com


                                 August 28, 2012

Julie F. Rizzo, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

     Re: Earn-A-Car Inc. (f/k/a Victoria Internet Services, Inc.)
         Amendment Number 2 to Current Report on Form 8-K
         File No. 333-165391

Dear Ms. Rizzo:

     I am  securities  counsel  to  Earn-A-Car  Inc.  (f/k/a  Victoria  Internet
Services, Inc.) (the "Company") and am submitting this letter in conjunction with the Company's filing of Amendment Number 1 to the above referenced Current Report on Form 8-K (the "Amendment") and in response to your letter dated January 10, 2012 (the "Letter").

     The Amendment primarily represents a response to the comments in the Letter. The numbered paragraphs below correspond to the numbered paragraphs in the Letter.

1.   We  have  substantially   revised  the  filing  to  provide  the  requested
     disclosures.

2.   We have included the information required by item 5.06 in the amendment.

3. The forward stock split (and name change) have been completed and disclosed in separate current reports on Form 8-K.

4.   We have made the requested revisions in the amendment.

5.   We have expanded the description of our business.

6. We believe the disclosures portray all of our business, which include car rental, repair and options to purchase and resale of used cars.

7.   The requested change has been made in the amendment.

8. We have modified the disclosure in the amendment is response to the comment.

9.   The reference to continued growth in automobile sales has been deleted.

10.  We have added significant detail about our business.

11.  We have removed the reference to South African counsel.

12.  The requested change has been made in the amendment.

13.  We have added language in response to the comment.

14.  We have added language in response to the comment.
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15.  We have added  language in response to the comment and further  revised the section.

16. The section indicates that our employees are not covered by a collective bargaining agreement.

17.  We have expanded "Marketing" in response to the comment.

18.  We have added language in response to the comment.

19.  We have added language in response to the comment.

20.  We have added language in response to the comment.

21.  We have added language in response to the comment.

22.  We have added language in response to the comment.

23.  We have added language in response to the comment.

24.  We have added language in response to the comment.

25. We have deleted the reference to international expansion as any such expansion would be substantially in the future.

26. As we do not have employment agreements and do not have any particular leases that are material to our business, we believe that the contracts filed with this amendment are all of our material contracts.

27. In response to this comment, the Company has revised the Statements of Cash Flows using net income as the starting point for reconciling cash flows from operating activities.

28. In response to this comment - as disclosed in the notes to the financial statements, revenue is recognized as earned on a daily basis over the term of the rental contract. This includes all administrative and rental fees charged at the inception of the rental. We believe that this accounting is in accordance with the guidelines specified in ASC 605 "Revenue Recognition."

29. In response to this comment - the $898,840 loans payable are not due upon demand and we believe at February 28, 2011 it was appropriate to classify them as long-term. It was up to the Company and at its sole discretion as to when any principal amounts would be repaid, and in what amounts.

30. In response to this comment, the income tax footnote has been revised to provide the disclosures provided by ASC 740-10-50, as applicable.

31. In response to this comment, we have revised the share amounts to reflect the 50 for 1 forward split and have reconciled the share amounts using the forward split ratios, and have corrected the 100,000 share discrepancy.

32. In response to this comment, we have revised to disclose the pro forma earnings per share.

33. In response to this comment, we agree that the acquisition of EAC was a reverse merge transaction with EAC being the accounting acquirer and Victoria Internet Services, the accounting acquiree. We have revised the filing to indicate the accounting treatment of the transaction and to state that the historical financial statements and operations of the company will be that of EAC going forward.

34. In response to this comment, we advise you that the $150,000 cash paid to the former controlling shareholder was paid directly by an outside party in exchange for its acquisition of a portion of the former controlling shareholder's common shares of the company, and that transaction is not accounted for in the company's financial statements as it was a private transaction without any assets of the company being exchanged for any shares.

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35.  In response to this comment, we have revised to indicate that the pro forma total assets as of these dates are $2,963,907 rather than $3,963,907.

36. As indicated in the text, delivery of schedules was waived by the parties at the closing.

If you require anything further, do not hesitate to contact me.

                                        Very truly yours,


                                        /s/ Frank J. Hariton
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                                        Frank J. Hariton


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